Exhibit (a)(5)(G)

John East of Actel Corporation and Russell Garcia and John Holtrust of Microsemi Corporation

John East:	This was a scheme to make sure everybody showed up to one of these meetings, and it worked well. Man, this audience is far fuller than I’ve ever seen it before.

Well, it’s an exciting day for all of us, without any doubt. You’ve all read that we have agreed to be acquired by Microsemi Corporation, and I personally think that’s a really good deal for Actel and everybody there.

So what are things I like about it? Well, the first thing is I think they see life the way we do, and we’re maybe a little bit of an oddball. We see it a lot differently than Xilinx or Altera or the other guys we’ve been fighting with. But I believe they see life the way we do, and I think that’s really good, and I’ll talk more about that in a minute.

Secondly, I know the David and Goliath story, and I believe it. But in a more normal situation, a good big guy can beat a good little guy any day. That’s just the way life works. You learn that on the playground when you’re in fourth grade. Don’t pick a fight with a guy bigger than you. So a really good way to get around that one is to get big, and this helps us do that, and I think it’s really good from that standpoint.

And the third thing would be the synergies, the third thing that I like. What are the synergies? Our product portfolio I believe is one that we can sell more of if we have the Microsemi strength behind us. So without doing anything different in engineering and hardware and software and marketing, I think we can sell more of what we have, just by virtue of the new size and the market penetration they have. And I’m quite sure that the same thing is true in the other direction, that there are places where we have really, really significant market penetration, and I think we can help them sell more. So those are three good things that make me excited about the deal.

And I told you I’d talk a little more about how they see life and why I think it’s the way we see it. You’ll get a presentation in a minute about Microsemi, and in that presentation, they’ll show you the market segments that they serve, and you’re going to think that those were charts that he stole from us the night before, because they serve the same markets in almost the same proportions that we do. And of course, that’s very different from Xilinx or Altera or Lattice. So common markets.

John East of Actel Corporation and Russell Garcia and John Holtrust of Microsemi Corporation

As you might imagine, if you serve common markets, you probably have common customers, and we really do. Again, you’re going to see some slides that show their big customers, and their big customers are our big customers. And that’s only good. Customers like to settle out on a kind of a small number of really key suppliers, and if you only sell that much [hands close together], it’s hard to be one of those key suppliers. If you sell that much [hands far apart] it’s much, much easier. So common markets, common customers.

But I think we also have a common philosophy, and that is that yeah, yeah, I know about telecom and I know it’s a great business, and a lot of people make a lot of money in telecom, but that’s not what we’re going to do. We’re going to go after markets that are maybe slower to get into, but they’re stable and profitable and they last a long time, and they have high barriers to entry. And if we get into those markets, it’ll serve us well for the long time.

And again, you’re going to see a presentation from them that will look like they stole it from us. They didn’t. It was their own deal. But that proves the commonality.

By the way, I’ve just done a little bit of us-ing and them-ing, and when we walk out of the room, that should be the last us-ing and them-ing. It’s all – it’s all us when we walk out of the room.

Now normally after a session like this we do questions and answers, and today we are not going to do that. So why? What’s going on? Why wouldn’t we do that? Well, there are two generic forms of questions that I would imagine there would be hundreds of. If we took questions and answers, we might be here all day.

One of the forms of questions would be tell me about the deal. Give me the exact details of something to do with this deal. Well, the deal is a tender offer. It’s got a legal meaning. And I’m not sure if Russ is going to explain it or not, but whatever. It basically means they’re going to offer $20.88 to people that own the stock, and you’ll see all that paperwork come out later today.

Now when you do a tender offer, it’s very important that you don’t have different spins for different people. It’s very important that you tell everybody the exact same thing. So the way that’s done is you write up the documents, and you will be able to see them before the day’s out, and the documents will be massive. Everything you could ever think of will be in there.

John East of Actel Corporation and Russell Garcia and John Holtrust of Microsemi Corporation

And when the documents are drawn up and you’ve got a question, the answer to the question is read the document. I can’t tell you. Go read the document. So it’s not anybody playing games. That’s the way it’s done. And it’s a – it’s important that it’s done that way.

So then the second generic form of question that you might have – I would if I were you – would be to do with Actel going forward, and the name probably disappears, but maybe it doesn’t, don’t know. I’d want to ask that, and I’d want to ask do I still work for old Gus, and I’d want to ask, gee, what happens to my medical policy? And I can think of a thousand like that.

And the – on average, the answer to that question is, hey, I don’t know. It beats me. Now you could say, how can that be? How can you not know the answer to important questions like that? Well, when you do a deal like this, it’s important to get it done in a hurry, because if you don’t get it done in a hurry and the word leaks out, it’s really bad from a lot of standpoints. So word leaks out. The stock goes up. The SEC comes in. They investigate. They fine people. They sue them. It’s terrible. You don’t want the word to leak out.

But working out all the details of how it’s going to be organized and what all the benefits are going to be and all that is like massive, and it requires many, many, many people being in on it. So you just can’t get that done in time for the first announcement. So the way these things are invariably done is you do the top levels details, you shake the hands, you sign, and then you start working out the other details, and that’s going to be what we do.

But if we then took questions, I’d get a question from Jim, and he’d say, “John, what happens to my medical policy?” And I’d say, “Jim, I don’t know.” And then I’d get a question from John, and he’d say, “Well, okay, can you tell me exactly how you arrived at that $20.88?” And I’m going to say, “John, I know, but I can’t tell you.” And then I get a question from John, and he’s going to say, “Well, is my boss still going to be old Gus?” And I’d say, “John, I don’t know.” And I’d get a question from Sinan, and he’s going to ask another detail of the deal, and I’m going to say, “I know, but I can’t tell you.”

You get done with enough of that, and you’re going to think these guys are being evasive, they’re being tricky, they’re keeping secrets from us. Not the case. It’s just the way these things go.

John East of Actel Corporation and Russell Garcia and John Holtrust of Microsemi Corporation

So Ross and John and a couple of guys I’m going to introduce in a minute are going to tell you how to get questions asked, and by the way, that’s going to be very reasonable. They’re going to say, if you want to ask a question, write it down, give it to Barbara, or email it, or do something. And we’ll – we will get back to you. When will we get back to you? Don’t know. It depends on the question. Mostly it’s not going to be right away.

Okay. Now one other thing I want to mention, we have talked a couple of times to our insurance agent. You know, just like you have insurance on your car and home, we have insurance on directors and officers and all the stuff that could go on. And we’ve talked to our insurance agent about it, and our insurance agents told us that when something like this gets announced, that invariably you will get a whole bunch of different law firms that announce an investigation into the deal. Now I’m talking generically. I’m not talking about our deal. I’m not allowed to talk about our deal. But generically speaking, when one of these things gets announced, a whole bunch of guys will say, “I’m investigating this. I don’t think they worked hard enough to get enough money for it.”

And in some cases, actually most cases, suits are eventually filed, not all cases, so that one would expect to see that going on when a deal like this gets introduced. The insurance agent went on to tell me, since they insure generally lots of people, a lot of times they insure both the company that’s selling and the company that’s buying, and the agent went on to tell us that in many cases, the company that’s selling gets sued because they didn’t get enough, and the company that’s buying gets sued because they paid too much.

So the advice of the insurance company was go get your business done, don’t worry about that, but you’re going to see a lot of that, and in fact, we are seeing a lot of it.

Now I want to introduce three people, and I know all the names, but I’m not 100 percent sure I’m good at the titles, so I have cheated. First of all, you guys probably ought to stand up. Russ Garcia, who is the executive VP of sales and marketing for Microsemi, and he’s going to stand up in a moment. And I think we ought to applaud for them, but let’s wait until we introduce all of them.

John East of Actel Corporation and Russell Garcia and John Holtrust of Microsemi Corporation

Then John Holtrust, who is the senior VP of human resources. And lastly, Jim Aralis, the chief technical officer. So they sent their finest, and I’d observe best-looking, except for you, John.

[Applause]

John East:	So I’m now going to turn it over to Russ Garcia, who’s going to tell you all about Microsemi, an exciting company, in my view.

[Background voices]

Russ Garcia:	Thanks, John.

Thank you very much for letting us participate in this today. We’re really excited. There’s been a few of us that have been up all night for several days, but – in making this happen, but we’re really excited.

What I want to do today is just spend a few minutes to let you know and understand a little bit about Microsemi. In fairness, I did take off – all of your names off the bottom of all of the slides that I borrowed. And – but it is amazing, what John just said, how aligned we are in the market.

And then I’m going to spend a couple of minutes to talk about why is this a good deal, why is it important, what should we be able to do with it. And then John’s going to get up and talk a little bit more. I think the first slide’s called questions and answers, but hopefully at least set some stuff up for you.

Okay? So I’ll start with this. So first of all, if you look at the markets, we’re – we have four distinct markets. Here’s the split of last quarter. And I think one of the things that’s key in this, if you notice the tagline here, solving the most difficult system challenges. It’s a – we focus on high differentiated, high value markets, right in line with Smart Fusion is, as a matter of fact.

If you look at where Microsemi’s been over the – over the – quite a number of years, we started off diodes, a lot of high performance components, a lot of high powered switching, those kinds of things, and we added analog mixed signal, RFICs, and you see the SAM starting to go up. Board level solutions, subsystem solutions. And now with this, we take and increase the SAM another $800 million, and I think that’s a big deal.

John East of Actel Corporation and Russell Garcia and John Holtrust of Microsemi Corporation

So now to John’s point, we’re now looking at something that we’re not $800 million here and a few hundred million dollars here. We’re looking at a $3 billion SAM, a served available market that we can all approach.

Microsemi has got a global presence. I think that’s – that’s consistent. And then I wanted to walk through the markets here. Now you’ll see the slides. Right? I think you’ve seen some of these names and icons on several of your own slides. Forty percent of our business is in what we call security and defense market. So that’s homeland security, so things like – products like we sell all the electronics that goes into the body scanners that are going into the airport, at least for one of the major suppliers there, L3.

We’re in avionics. We’re in radio communications. Various defense applications across all of the largest guys. Aerospace. We love aerospace, as I think Actel does. With the space rad tolerant, rad hard kinds of products, we sell an enormous amount in there. It’s a – it’s a huge value and a huge annuity that goes for a long, long time. And having a differentiated product in there and owning that space is substantial. Both of us together I think bring a huge presence to the aerospace market.

Industrial. So if you look at the places we’re focused in industrial, alternative energy, medical, semi-cap. There’s a great alignment in there as well. You start seeing similar names up on this chart also. But this starts adding some diversity. These are areas where there’s actually some new real growth. Health and medical is growing. Alternative energy is growing. And those are high value differentiated markets that we like to – that we like to play in.

And then of course enterprise and commercial. We’re focused here on app – not all applications. We’re not trying to get into every cell phone or that kind of thing. We’re focused on high valued applications like power over Ethernet, for example, where we’re very differentiated. We’ve got a lot of IP in that area. A lot of DC to DC converters or power conversion kinds of products into specialized applications in these markets, where we can achieve and drive strong margins and strong value.

So that’s kind of the – just a real high level. I wouldn’t say 40,000 – more like 120,000 foot overview. What I wanted to talk about here is the value proposition. So we’re looking at four things. One is market alignment. Two is product portfolio. Three is scale. And four is synergy. From a market alignment standpoint, high value, high barrier to entry markets is the key, we are definitely going after the same things there, space, military, and industrial.

John East of Actel Corporation and Russell Garcia and John Holtrust of Microsemi Corporation

One of the things that’s really important as you look at this – as you look at this deal, everybody’s always looked at these markets as kind of these niche markets. Right? It’s hard to play there. If you take this and look at it as, well, I’m not competing with Altera and Xilinx here. What I’m doing is I’m adding a huge amount of scale with components, analog, and now FPGA altogether to go after these high value markets and bring scale to them, so that we can own a much larger footprint in each of those. And that’s really important, because those are all the high value areas we want to play.

Product portfolio. I just mentioned it. Component, mixed single IC, and subsystems, now bringing in the highest level subsystem you can have on a chip, you know, whether you want to call it programmable system on a chip, mixed signal VLSI, or mixed signal FPGA, it is a substantial thing. I think one of the things I’ve been most excited learning about here in the most recent time here is Smart Fusion, for example, the ability to have a digital array at an ultra low power with processing on board and precision analog. That is a huge capability, so that added with what we bring to the party, we should be able to differentiate ourselves and bring an enormous amount of value to these markets.

Scale. Goes right along with what I just said. So now we’ve brought all this stuff together. Now we can bring scale into what was previously just niche markets, where you had – somebody made this kind of part, and they focused over here, and somebody made this kind of part and focused over here. Now we bring that whole breadth of solution from the – from the discrete device at the front to the analog RF front end to the mixed signal SOC into complete systems. That breadth and scale will make us very difficult to compete with in that – I don’t know that there’s another supplier that really has all those things in this space that we’re in.

In this combined SAM of $3.1 billion, that’s not a niche thing. That’s a big deal, right? And so really excited about that.

And then synergies. Kind of the, you know, it’s cliché-ic, right? One plus one equals three. This might equal five. Okay? So I’m – as you can tell, I’m excited about this. I’m excited to get to know all of you, excited to work together. And I think we’ve got a combined capability here that’s going to be really, really fun.

John East of Actel Corporation and Russell Garcia and John Holtrust of Microsemi Corporation

So with that – is that clock – oh, no. I thought – I kept seeing that flash, and I was thinking, gosh, they’re already getting me off stage. So with that I’ll turn it over to John Holtrust.

[Applause]

John Holtrust:	Thank you, Russ. As John indicated, there’s a lot that has gone on to the process to date, and I’m sure there’s a lot of questions out there. In terms of our ability to address those today, we’re in a little bit of a difficult spot. So I’m going to – I’m going to talk about some of the things we can, but I’m also going to talk about how you can get the answers that you’re looking for.

You know, one of the first questions that comes up is, you know, what kind of went into the decision? You know, why did this happen? Why at this point in time? And I think John said it pretty much himself. From the Microsemi standpoint, we really see an opportunity here of the combined organization to really have a very strong, unique mix of products, technology, and customer relationships.

And certainly as Russ went through the slides, I’m sure you saw a lot of common names and common approaches and commonality between the two organizations’ market niches, both from a actual products and a technology standpoint.

So what happens now? What’s kind of the major milestones? What are – what are next steps? What are the things that will unfold over the near term? Well, as you saw from the press release that went out today, and also if you’ve been on Yahoo Finance, there’s been an actual legal tender that went out as of today in terms of Actel shareholders being able to tender their shares over the next 20 business days.

The targeted date to close at this point is early in November. So the process that has taken us to this point has moved very rapidly. We expect the next phase of this process to move rapidly as well.

Once the deal closes, then we’ll get into the real actions around our integration plans, so you can expect that we’ll be back with a lot of detail around the Microsemi organization, the Microsemi benefit packages, those kinds of things at that point in time.

John East of Actel Corporation and Russell Garcia and John Holtrust of Microsemi Corporation

Integration planning, we’re going to try to do some of that during the tender period, but obviously, there’s limits as to what can happen during that tender period. During the next 30 days, we’re two publicly held corporations, so the limits and so forth that we’ve talked about in terms of getting into detailed data exchange, there’ll be some of that in place.

But we expect to start forming integration teams from both Actel and Microsemi to start working those issues. So it’s not going to be that there’s nothing going to happen. There’s a lot that’s going to happen during the next 30 days. We’re really looking forward to working closely not only with the functional experts within the Actel organization, but also partnering up with Actel management.

So what is that we hope that employees do now? Well, there’s really three things that I think are very important to focus on. The first is continue working as you have. Big announcement today. I’m sure that it feels like a big change. The actuality is we need you to keep doing exactly what you’re doing. We need you to keep working on the same priorities that you came to work at 8:00 to start working on. So please continue to work as you have.

If you’re asked to participate on some of these integration teams that I’ve mentioned, or in a business review, please participate fully. We really need your inputs. We really need the advantage of your expertise.

And then if you have any questions, and we realize there’s a lot out there, we’re committed to get you answers. And so we want to make sure that, you know, during this tender period, it’s not just 30 days of silence, but we communicate in ways that we can, and we communicate as broadly as possible. So please, if you have questions, get those questions surfaced. Don’t let important questions go unanswered.

Well, how do you do that? What – you know, what is the best way to get those things surfaced? Well, a couple of things. One is Barbara is, you know, taking questions on her email account. If you have a question that you’re not comfortable sending in by email, you can write it in on a card today. Obviously the HR organization is open to taking those cards at any time. So you can leave a voice mail. You can call. You can send an email.

And our plan is to take those questions and we’ll publish answers – notice the word publish, the need to have documentation for all of this. But we’ll get answers to you and publish those broadly, so that the questions that everybody answers that may be of general interest are answered more broadly.

John East of Actel Corporation and Russell Garcia and John Holtrust of Microsemi Corporation

If you have a question that’s personal in nature, and, you know, may not be appropriate for broad comment, please feel free to attach your name to that, and HR will get back with you individually on those kinds of questions.

I now need to read you the legal disclaimer.

[Laughter]

John Holtrust:	So I hope you guys can read that a lot faster than I can speak it. So we’ll move on.

Let me say I appreciate your attendance today. Again, we’re looking to – for engagement here. We’re looking for you to help join us in making this a better, stronger company. We think the fact that, you know, we’re not talking about overlap in products. We’re talking about a customer set that is common, that we both know a lot about. We think that the organization combined together really has a chance to leverage a strong position in providing high value to all the stakeholders in a combined organization. Thanks again for your attendance.

[Applause]

John Holtrust:	Now I know that Barbara and her team passed out note cards and pens, so – and as you leave the meeting today, a couple of things. One is I notice there’s still some coffee and doughnuts out there, so don’t let those go to waste. And secondly, make sure that you take a chance to write down those questions and turn those in to one of Barbara’s team members or to Barbara herself before you leave. Thanks again.

[Applause]

[End of Audio]

In connection with the tender offer commenced by Microsemi, the Company will file with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. The Company’s shareholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) after it is filed prior to making any decisions with respect to Microsemi’s tender offer because it will contain important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that the Company may file with the SEC will be available at the SEC’s website at www.sec.gov or by contacting the Company’s Investor Relations Department at 650-318-4700. This communication does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to Microsemi’s tender offer or otherwise.